Exhibit 14.1
KAISER ALUMINUM CORPORATION
CODE OF BUSINESS CONDUCT AND ETHICS
Introduction
     This Code of Business Conduct and Ethics describes the basic principles of conduct that we share as officers and employees of the Company (which includes, for purposes of this Code of Business Conduct and Ethics, Kaiser Aluminum Corporation and its subsidiaries). This Code also applies to the Company’s directors and should be provided to, and followed by, the Company’s agents and representatives, including without limitation any consultants. Violation of this Code may result in disciplinary action, varying from reprimand to dismissal.
     This Code is intended to provide a broad overview of basic ethical principles that guide our conduct. In some circumstances, we maintain more specific policies on the topics referred to in this Code. Should you have any questions regarding these policies, please consult your supervisor, the location manager or the office of the Compliance Officer.
Compliance Officer
     The Compliance Officer is responsible for ensuring that we comply with this Code. Our General Counsel serves as the Compliance Officer and reports to the Audit Committee of the Company’s Board of Directors when serving in that capacity. The Compliance Officer shall inform the other standing committees of the Board of Directors of matters coming to his or her attention as warranted.
Compliance with Laws, Rules and Regulations
     We strive to comply with all laws, rules and regulations of the places where the Company does business. If a law, rule or regulation is unclear, or conflicts with a provision of this Code, you should seek advice from your supervisor, the location manager or the Compliance Officer, but always seek to act in accordance with the ethical standards described in this Code.
Conflicts of Interest
     We conduct our business affairs in the best interest of the Company and should therefore avoid situations where our private interests interfere in any way with the Company’s interests. We need to be especially sensitive to situations that have even the appearance of impropriety and promptly report them to a supervisor or, if appropriate, a more senior manager. If you believe that a transaction, relationship or other circumstance creates or may create a conflict of interest, you should promptly report this concern. It is the Company’s policy that circumstances that pose a conflict of interest for its employees are prohibited unless a waiver is obtained from the location manager or the Compliance Officer.

Record Keeping
     We require honest and accurate recording and reporting of information in order to make responsible business decisions. We document and record our business expenses accurately. Questionable expenses should be discussed with the appropriate personnel in our accounting department.
     All of the Company’s books, records, accounts and financial statements are maintained in reasonable detail, appropriately reflect our transactions and conform both to applicable legal requirements and to our system of internal controls.
     We avoid exaggeration, derogatory remarks, guesswork or inappropriate characterizations of people and companies in our business records and communications. We maintain our records according to our record retention policies. In accordance with those policies, in the event of litigation or governmental investigation, please consult our General Counsel.
Public Reporting
     The Company is a public company and, as a result, files reports and other documents with the Securities and Exchange Commission (the “SEC”). The Company also issues press releases and makes other public statements that include financial and other information about the Company’s business, financial condition and results of operations. We endeavor to make full, fair, accurate, timely and understandable disclosure in reports and documents the Company files with, or submits to, the SEC and in the Company’s press releases and other public communications.
     We require cooperation and open communication with the Company’s internal and outside auditors. It is illegal to take any action to fraudulently influence, coerce, manipulate or mislead any internal or external auditor engaged in the performance of an audit of our financial statements.
     The laws and regulations applicable to filings made with the SEC, including without limitation those applicable to accounting matters, are complex. While the ultimate responsibility for the information included in these reports rests with senior management, numerous other employees participate in the preparation of these reports or provide information included in these reports. The Company maintains disclosure controls and procedures to ensure that the information included in the reports that the Company files with, or submits to, the SEC is collected and communicated to senior management in order to permit timely disclosure of the required information.
     If you are requested to provide, review or certify information in connection with the Company’s disclosure controls and procedures, you must provide the requested information or otherwise respond in a full, accurate and timely manner. Moreover, even in the absence of a specific request, you should report any information that you believe should be considered for disclosure in our reports to the SEC.

     If you have questions or are uncertain as to how the Company’s disclosure controls and procedures may apply in a specific circumstance, promptly contact your supervisor or a more senior manager. We want you to ask questions and seek advice. Additional information regarding how to report your questions or concerns (including on a confidential or anonymous basis) is included below in this Code under the heading “Reporting Illegal or Unethical Behavior.”
Insider Trading
     We do not trade in Company stock on the basis of material, non-public information concerning the Company, nor do we “tip” others who may trade in Company securities.
Corporate Opportunities
     We do not personally take opportunities that are discovered through the use of Company property, information or position without the prior consent of the Board of Directors, and we do not compete with the Company.
Competition and Fair Dealing
     We compete fairly and honestly in the markets in which the Company operates. We do not engage in unethical or illegal business practices such as stealing proprietary information, possessing trade secret information that was obtained without the owner’s consent or inducing disclosure of that type of information by past or present employees of other companies.
Business Entertainment and Gifts
     We recognize that business entertainment and gifts are meant to create good will and sound working relationships, not to gain unfair advantage with customers or suppliers. Neither we nor our family members offer, give or accept any gift or entertainment unless it: (a) is not a cash gift; (b) is consistent with customary business practices; (c) is not excessive in value; (d) cannot be construed as a bribe or payoff; and (e) does not violate any laws or regulations. Any questionable gift or invitation should be discussed with a supervisor or, if appropriate, a more senior manager.
Discrimination and Harassment
     The diversity of our employees is a tremendous asset. We provide equal opportunity in all aspects of employment and do not tolerate discrimination or harassment of any kind. Unwelcome sexual advances, derogatory comments based on racial or ethnic characteristics or sexual orientation, and similar types of harassment are strictly prohibited.
Health and Safety
     We strive to provide a safe and healthful work environment by following safety and health rules and practices and promptly reporting accidents, injuries and unsafe equipment, practices or conditions to a supervisor or more senior manager.

     We do not permit violence or threatening behavior in our workplaces. We report to work in condition to perform our duties at our best, free from the influence of illegal drugs or alcohol. We do not tolerate the use of illegal drugs in the workplace.
Confidentiality
     We protect confidential information. Confidential information includes proprietary information such as trade secrets, patents, trademarks, copyrights, business plans, marketing plans, sales forecasts, engineering and manufacturing ideas, designs, databases, records, salary information and unpublished financial data and reports, as well as any non-public information that might be of use to competitors or harmful to us or our customers if disclosed. It also includes information that suppliers and customers have entrusted to us on a confidential basis. Our personal obligation not to disclose confidential information continues even after employment ends.
Protection and Proper Use of Company Assets
     Theft, carelessness and waste of Company assets have a direct impact on the Company’s profitability and should be avoided. Any suspected incident of fraud or theft should be immediately reported to a supervisor or, if appropriate, a more senior manager for investigation. We carefully safeguard the Company’s confidential information. Unauthorized use or distribution of confidential information is prohibited and could also be illegal, resulting in civil or even criminal penalties.
Payments to Government Personnel
     In compliance with the United States Foreign Corrupt Practices Act, we do not give anything of value, directly or indirectly, to officials of foreign governments or foreign political candidates in order to obtain or retain business. We do not promise, offer or deliver to any foreign or domestic government employee or official any gift, favor or other gratuity that would be illegal. The Compliance Officer can provide guidance in this area.
     The laws or customs of other countries in which we operate may be less clear than the laws of the United States. It is the Company’s policy to comply with those laws or customs; however, if a local law or custom seems to contradict the principles described in this Code, contact a supervisor or the Compliance Officer for guidance.
Waivers
     Only the Board of Directors may waive a provision of this Code for the Company’s executive officers or directors, and any waiver should be appropriately disclosed in a report filed with the SEC within four business days after the waiver. Waivers of this Code for any other employee may be made only by a location manager or the Compliance Officer, and then only under special circumstances.

Reporting Illegal or Unethical Behavior
     In order to encourage reports of illegal or unethical behavior (including without limitation violations of this Code), we keep all reports confidential and do not allow retaliation for good faith reports of possible misconduct by others. It is also our duty to cooperate in internal investigations of alleged misconduct.
     We must all work to ensure prompt and consistent action against unethical or illegal behavior. Oftentimes a violation of this Code will be easy to recognize and should be promptly reported to a supervisor or, if appropriate, a more senior manager. However, in some situations it is difficult to know right from wrong. Since none of us can anticipate every situation that will arise, it is important that we have a way to approach a new or sensitive question or concern. Here are some questions that can be asked:
1.	What do I need to know? In order to reach the right solutions, we must be as fully informed as possible.
2.	What specifically am I being asked to do? Does it seem unethical or improper? This will focus the inquiry on the specific action in question, and the available alternatives. Use judgment and common sense. If something seems unethical or improper, it probably is.
3.	What is my responsibility? In most situations, there is shared responsibility. Should colleagues be informed? It may help to get others involved and discuss the issue.
4.	Have I discussed the issue with a supervisor? This is the basic guidance for all situations. In many cases, a supervisor will be more knowledgeable about the question and will appreciate being brought into the decision-making process. Remember that it is the supervisor’s responsibility to help solve problems.
5.	Should I seek help from Company management? In the case which it may not be appropriate to discuss an issue with a supervisor, or where you would not be comfortable approaching a supervisor with your question, discuss it with your location manager. If for some reason you do not believe that your concerns have been appropriately addressed, you should seek advice from the Compliance Officer or from a representative of the Company’s InTouch program. You may also contact an InTouch representative if you do not feel comfortable discussing your concern with your supervisor or location manager or the Compliance Officer and would prefer to submit a confidential or anonymous report of concerns regarding alleged violations of this Code, including without limitation concerns with respect to questionable accounting or auditing matters. InTouch representatives are available 24 hours a day, 7 days a week and you may contact InTouch in one of two ways:
•	By telephone – dial 1-866-204-9793 (toll free)

•	By email – Send a message to info@getintouch.com.

Conclusion
     The Company’s good name and reputation depend, to a very large extent, upon you taking personal responsibility for maintaining and adhering to the policies and guidelines set forth in this Code. Your business conduct on behalf of the Company must be guided by the policies and guidelines set forth in this Code.